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July 27, 2006 VIA EDGAR AND FACSIMILE	www.cooley.com RYAN E. NAFTULIN (703) 456-8121 rnaftulin@cooley.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 04-06

Washington, D.C. 20549

Attention: Barbara Jacobs

Re:	Website Pros, Inc.
Registration Statement on Form S-1 (File No. 333-134431)

Ladies and Gentlemen:

Website Pros, Inc., (the “Registrant”) previously delivered a request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) to become effective at 4:30 P.M. Eastern Daylight Time on July 27, 2006 or as soon thereafter as is practicable. Notwithstanding the Registrant’s prior request, at the request and on behalf of the Registrant, we hereby request that the Commission take appropriate action to cause the Registration Statement to become effective at 5:30 P.M. Eastern Daylight Time on July 27, 2006 or as soon thereafter as is practicable.

Very truly yours,

WEBSITE PROS, INC.

By:	/s/ Ryan E. Naftulin
Ryan E. Naftulin, Esq.

cc:	Kevin Carney, Website Pros, Inc.
James F. Fulton, Jr., Esq., Cooley Godward LLP
Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP